Exhibit 99.1

FEMSA increases its specialized distribution footprint in the United States

Monterrey, Mexico, December 16, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today it has reached agreements to acquire two independent specialized distribution businesses in the United States: Southeastern Paper Group, Inc., based in Spartanburg, South Carolina and Southwest Paper Company, Inc., (dba “SWPlus”) based in Wichita, Kansas. Combined revenues of the acquired businesses for the last twelve months as of September 2020, were approximately US$ 380 million.

These acquisitions fit well with FEMSA’s strategy of creating a national distribution platform, building on FEMSA’s capabilities and the foundation formed by the merger of WAXIE Sanitary Supply and North American Corporation earlier in the year.

The transactions are subject to customary closing conditions and approvals and are expected to close before year-end 2020.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

December 16, 2020	1